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                              May 15, 2024

       Shaun Passley
       Chief Executive Officer
       ZenaTech, Inc.
       69 Yonge St. Suite 1404
       Toronto, Ontario Canada M5E 1K3

                                                        Re: ZenaTech, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed April 30,
2024
                                                            File No. 333-276838

       Dear Shaun Passley:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2024 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       Consolidated Statement of Financial Position, page 122

   1. In response to prior comment 5, you have revised your disclosure on pages 84 and 144 to include a
reconciliation showing $236,884 in Wages and Benefits reported in Operating
                                                        Expense and $21,708
reported in Long-term Asset for drone development. However, you disclose that the
current portion of the advance of $2,500,000 was expected to be provided in services by Epazz
within a twelve-month period based on the current projected needs of the Company. Please
tell us how your classification of Short-term Advance to Affiliate for
                                                        Future Services in
current assets complies with Paragraphs 66 to 68 of IAS 1.
       Statements of Cash Flows, page 125

   2. In response to prior comment 4, you have revised the Statement of Cash Flows and moved the advance to
affiliate for futures services under operating activities, instead of revising
 Shaun Passley
ZenaTech, Inc.
May 15, 2024
Page 2
         your disclosure to be consistent with your response to prior comment 6 in your letter dated
         April 10, 2024. However, the reconciliation on pages 84 and 144 that was provided in response to prior comment 5 shows $2,545,124 in Advances to Epazz, $341,850 in Sale of
         ZenaPay to Epazz, $236,884 in Wages and Benefits reported in Operating Expense, and
         $21,708 reported in Long-term Asset for Drone Development. Please identify the reconciling items that are considered operating, investing, or financing activities, explain how such items meet the descriptions discussed in Paragraphs 15, 16, or 17 of IAS 7, and move those amounts to the appropriate classification.
3. We have reviewed your response to prior comment 6. Additionally, you now disclose that
         on page 148 that    We have revised the Statement of Cash flows and
moved the advance to
         affiliate for future services under operating activities for 2023 and the previous period
         presented   . However, page 126 discloses that    We also changed the
presentation of the
            Advance to affiliate    on the statement of cash flows to investing
activities from financing
         activities since it was incorrectly classified as a financing
activity, per IAS 7   . Please
         revise these disclosures after identifying the reconciling items that are considered operating, investing, or financing activities, explaining how such amounts meet the descriptions discussed in Paragraphs 15, 16, or 17 of IAS 7, and moving those amounts to the appropriate classification.
4. Please clarify whether the advances to Epazz Inc. during the year and classified as long-
       term advances to affiliates represent a loan. Please help us understand why you made additional advances while you only utilized a small portion of the short-term advance balance. On page 64, you disclose amounts paid to Epazz for fees that are significantly below the advances made to date. We further note that on page 42 you disclose that
       "Under the [management service] agreement, [you] receive the benefits of a software development team, office space, project management and hosting services. Epazz is paid
       20% above cost". You further disclose that you currently have "45 contractors
       [you] utilize via the management services agreement with Epazz that [you] utilize throughout [y]our business". Based on these statements, clarify why the advances have not been consumed at a higher rate to compensate Epazz for fulfilling its obligation under the management service agreement. In addition, please clarify your statement on page 88 that states, "Because the Company is refunding funds to ZenaTech, there would be no
FirstName LastNameShaun Passley
       traditional credit risk associated with this amount". Please clarify who the "Company" is
Comapany    NameZenaTech,
       in this                 Inc. why there is no traditional credit risk
associated with the
               statement. Explain
May 15,underutilized
         2024 Page 2advances.
FirstName LastName
 Shaun Passley
FirstName
ZenaTech, LastNameShaun Passley
           Inc.
Comapany
May        NameZenaTech, Inc.
     15, 2024
May 15,
Page 3 2024 Page 3
FirstName LastName
       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Karim Lalani